UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 10)

     THE WASHINGTON POST COMPANY
(Name of Company)

     CLASS B COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

     939640 10 8
(CUSIP Number)


Diana M. Daniels, Esq.
Vice President, General Counsel and Secretary
The Washington Post Company
1150 15th Street, N.W.
Washington, D.C. 20071
(202) 334-6600

with a copy to:

Ronald Cami, Esq.
Cravath, Swaine & Moore
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

______________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

	September 12, 2002
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ?.

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



	SCHEDULE 13D



CUSIP No. 939640 10 8




Page 2  of  7  Pages


1

NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

Donald E. Graham


2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
	            (b)  x



SEC USE ONLY

4

SOURCE OF FUNDS*
     Not Applicable

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)	?

6

CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH

7

SOLE VOTING POWER
2,213,606


8

SHARED VOTING POWER
1,240,653


9

SOLE DISPOSITIVE POWER
485,841


10

SHARED DISPOSITIVE POWER
1,240,653

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,454,259 shares of Common Stock



12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ?
SHARES*

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.3%, the number of shares of Common Stock currently owned by Donald E. Graham (3,454,259) divided by the number of shares of Common Stock reported by the Company as outstanding on September 30, 2002 (9,507,443).

14

TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!








This Report relates to the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of The Washington Post Company (the "Company"). The Report on
Schedule 13D filed by Donald E. Graham and Katharine Graham dated March 4, 1977 (the "Original Report"), as amended on February 14, 1983 ("Amendment No. 1"), March 5, 1985 ("Amendment No. 2"), April 16, 1986 ("Amendment No. 3"), January 28, 1987 ("Amendment No. 4"), February 15, 1995 ("Amendment No. 5"), January 27, 1998 ("Amendment No. 6"), March 8, 2001 ("Amendment No. 7"), August 30, 2001 ("Amendment No. 8") and September 21, 2002 ("Amendment No. 9") is hereby amended and supplemented as set forth below. The Original Report, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 is hereinafter referred to as "Schedule 13D". All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in
Schedule 13D.

The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended by this Report, and incorporated by reference herein.

The amendments to the Schedule 13D are as follows:

Item 5:  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby deleted in its entirety and substituted by the following:

Interests of Mr. Graham:



As of September 12, 2002, Mr. Graham was the beneficial owner (as determined in accordance with Rule 13d-3(a), (c) and (d) under the Act) of 3,454,259 shares of Class B Common Stock of the Company, constituting approximately 36.3% of such shares then outstanding (as determined in accordance with the Rule 13d-3(d)(1) under the
Act). Such beneficial ownership was as set forth in paragraphs (a) through (s) below. Except as to the extent of: (A) his shared fiduciary voting and investment power with respect to, and one-quarter beneficial interest in, the shares held in the trusts referred to in paragraph (e) below, (B) his shared fiduciary voting and investment power with respect to, and beneficial ownership in, the shares held in the trust referred to in paragraph (p) below, (C) his shared fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraphs (f), (g), (h), (j), (k), (n), (o), (q) and (r)
below, (D) his sole fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraph (i) below, and (E) his sole voting power, under an agreement dated as of February 25, 1977, as extended and amended as of September 13, 1985, and as extended and amended as of May 15, 1996, with respect to the shares referred to in paragraph (l) below, Mr. Graham has no beneficial interest, and expressly disclaims any beneficial interest, in the shares referred to in such paragraphs (e) through (s).

(a)	600 shares of Class B Common Stock and 356,318
shares of Class A Common Stock, par value $1.00 per share ("Class A Common Stock"), of the Company
(Class A Common Stock being convertible share for share into Class B Common Stock) owned by Mr.
Graham, as to which he had sole voting and investment power.

(b)	108,923 shares of Class B Common Stock held in a
revocable trust for the benefit of Mr. Graham.
Mr. Graham, as settlor, had sole voting power and investment power with respect to such shares. Mr.
Graham has the right to revoke such trust at any time.

(c)	116,830 shares of Class A Common Stock held in a
trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Daniel L. Mosley, the other trustee.

(d)	96,000 shares of Class A Common Stock held in a
trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with Mr. Mosley, the other trustee.

(e)	384,000 shares of Class A Common Stock held in
trusts for the equal benefit of four persons
(including Mr. Graham) and their descendants.  Mr.
Graham, as a trustee, shared voting and investment power with respect to such shares with George J.
Gillespie III and Elizabeth Graham Weymouth, the other trustees.

(f)	239,000 shares of Class A Common Stock held in
trusts for the benefit of others. Mr. Graham, as a trustee, shared voting and investment power with Mr. Mosley, the other trustee.



(g)	113,894 shares of Class A Common Stock held in two
trusts for the benefit of others. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley and Stephen M. Graham, the other trustees for 60,497 shares and with Mr. Mosley and William W. Graham, the other trustees for 53,397 shares.

(h)	46,339 shares of Class B Common Stock held in a
charitable trust for the benefit of others.  Mr.
Graham, as a trustee, shared voting and investment power with respect to such shares with Theodore
Lutz, Martin Cohen and Mary Bellor, the other trustees.

(i)	20,000 shares of Class B Common Stock held in two
trusts for the benefit of others. Mr. Graham, as trustee, had sole voting and investment power with respect to such shares.

(j)	10,000 shares of Class B Common Stock held in a
trust for the benefit of another. Mr. Graham, as trustee, shared voting and investment power with respect to such shares with Mr. Gillespie, the other trustee.

(k)	5,800 shares of Class B Common Stock held in a
trust for the benefit of another. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(l)	1,727,765 shares of Class B Common Stock owned by
Berkshire Hathaway Inc. or its subsidiaries, as to which Mr. Graham had sole voting power under an agreement dated as of February 25, 1977, as extended and amended as of September 13, 1985, and as extended and amended as of May 15, 1996, as more fully described in Item 6 below.

(m)	35,000 shares of Class B Common Stock owned by Mr.
Graham's spouse as to which Mr. Graham disclaims any beneficial ownership.

(n)	5,000 shares of Class B Common Stock held by a
trust for the benefit of another. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with William W. Graham and Mr. Gillespie, the other trustees.

(o)	20,000 shares of Class B Common Stock held in
trusts for the benefit of two persons. Mr. Graham, as trustee, shared voting power and investment power with respect to such shares with Mr.
Gillespie, the other trustee.

(p)	77,406 shares of Class A Common Stock held by a
trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Gillespie, the other trustee.

(q)	119,184 shares of Class A Common Stock held by
trusts for the benefit of others. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Gillespie and Elizabeth Weymouth, the other trustees for 41,366 shares, and with Mr. Gillespie and Stephen M.
Graham, the other trustees for 41,366 shares, and with Mr. Gillespie and William W. Graham, the other trustees for 36,452 shares.

(r)	7,200 shares of Class A Common Stock held in trusts
for the equal benefit of two persons. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Gillespie, the other trustee.

(s)	7,200 shares of Class A Common Stock owned by Mr.
Graham's spouse as to which Mr. Graham disclaims any beneficial ownership.




TRANSACTIONS DURING THE PAST SIXTY DAYS:

		On August 21, 2002, a trust for the benefit of one of Mr. Graham's siblings (of which Mr. Graham is one of the trustees) exchanged 7,100 shares of Class A Common Stock for an equivalent number of shares of Class B Common Stock held by Mr. Graham. On that same date, a sibling of Mr. Graham exchanged 17,514 shares of Class A Common Stock for an equivalent number of shares of Class B Common Stock held by Mr. Graham. Over a period of five days from August 22 through August 27, 2002, said trust for the benefit of one of Mr. Graham's siblings sold 7,100 shares of Class B Common Stock.

		On August 30, 2002, a trust for the benefit of one of Mr. Graham's siblings (of which Mr. Graham is one of the trustees) exchanged 36,000 shares of Class A Common Stock for an equivalent number of shares of Class B Common Stock held by Mr. Graham. On September 5, 2002, said trust for the benefit of one of Mr. Graham's siblings exchanged 36,000 shares of Class B Common Stock for an equivalent number of shares of Class A Common Stock held in another trust for the benefit of the same sibling (of which Mr. Graham is also a trustee).
Over a period of seven days from September 5 through September 12, 2002, the second referenced trust for the benefit of one
Mr. Graham's siblings sold 30,200 shares of Class B Common
Stock.


Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Company

The text of Item 6 is followed by the following:

The voting agreement dated as of February 25, 1977, as extended and amended as of September 13, 1985 has been extended and amended as of May 15, 1996. The agreement has a termination date (which may be extended) of February 24, 2007.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Name:   /S/ Donald E. Graham




Page 7 of 7